For Immediate Release

FORDING BOARD TO REVIEW REVISED SHERRITT OFFER

CALGARY – January 6, 2003–The Board of Directors of Fording Inc. (TSX/NYSE: FDG) said today that it will review the proposed changes to the take-over bid by Sherritt Coal Acquisition Inc., announced today by Sherritt.

Following this review, which will include seeking the advice of Fording’s financial and legal advisors, the Board will communicate its views to shareholders.

The Board hopes to receive the formal variation to Sherritt’s offer as soon as possible, which will allow it to conduct a thorough analysis of the new bid.

“The fiduciary responsibility of the Board is to examine all opportunities to maximize value for shareholders and that includes reviewing this latest proposal,” said Richard Haskayne, Chairman of Fording Inc. “We are conscious of the impending January 22 Special Meeting and the expiry of the Sherritt offer the following day, and intend to move as quickly as possible to advise shareholders in order to preserve all of their choices.”

Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Prairie Operations are the largest producer of thermal coal in Canada and supply electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222